April 16, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Brian Cascio, Accounting Branch Chief

Re:                             Cantel Medical Corp. (the “Company”)

Form 10-K for Fiscal Year Ended July 31, 2014 (the “Annual Report”)

Filed September 29, 2014

Form 10-Q for Fiscal Quarter Ended January 31, 2015 (the “Quarterly Report”)

Filed March 12, 2015

Form 8-K Dated March 12, 2015 (the “Current Report”)

Filed March 12, 2015

File No. 001-31337

Dear Mr. Cascio:

This letter is in response to your comment letter dated April 2, 2015 related to the above referenced Annual Report, Quarterly Report and Current Report of the Company.  For convenience, the original staff comments have been repeated below in italics, followed by the Company’s corresponding response.

Form 10-Q for Fiscal Quarter Ended January 31, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 47

1.                                      We see that here and in your earnings release for the quarter ended January 31, 2015 you present non-GAAP financial measures and related reconciliations required by Item 10(e) of Regulation S-K in the form of non-GAAP income statements. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures.

Response

The Company has noted the staff’s comment and will revise the manner in which it presents reconciliations of non-GAAP financial measures. In future filings, rather than include an “adjusted” income statement, the Company will provide reconciliations only to the most directly comparable financial measure calculated and presented in accordance with GAAP.

By way of example, for the three and six months ended January 31, 2015 and 2014, the revised reconciliations of adjusted net income would be presented as follows:

	Three Months Ended		Six Months Ended
	January 31,		January 31,
(Amounts in Thousands)	2015	2014	2015	2014

Net income, as reported	$11,085	$11,126	$22,324	$22,311
Intangible amortization (1)	3,232	2,619	6,188	5,245
Acquisition related items (2)	2,256	—	3,512	—
Income tax benefit on above adjustments	(1,476)	(968)	(2,742)	(1,945)
Adjusted net income	$15,097	$12,777	$29,282	$25,611

(1)         Intangible amortization is recorded in general and administrative expenses.

(2)         For the three and six months ended January 31, 2015, acquisition related items of $876 and $1,543, respectively, were recorded in cost of sales and $1,380 and $1,969, respectively, were recorded in general administrative expenses.

For the three and six months ended January 31, 2015 and 2014, the reconciliations of diluted EPS with adjusted diluted EPS were calculated as follows:

	Three Months Ended		Six Months Ended
	January 31,		January 31,
	2015	2014	2015		2014

Diluted EPS, as reported	$0.27	$0.27	$0.54		$0.54
Intangible amortization, net of tax	0.05	0.04	0.10		0.08
Acquisition related items, net of tax	0.04	—	0.07		—
Adjusted diluted EPS	$0.36	$0.31	$0.70	(3)	$0.62

(3)         The summation of each diluted EPS amount does not equal the adjusted diluted EPS due to rounding.

Form 8-K Dated March 12, 2015

2.                                      We see disclosure about adjusted net income growth in the heading to the earnings release. Tell us how this disclosure considers the guidance from Item 10(e)(1)(i)(A) of Regulation S-K. In that regard, tell us how you present a measure of the change in net income using operating results determined according to GAAP with equal or greater prominence.

Response

The Company has noted the staff’s comment and will ensure in future earnings releases that the non-GAAP financial measure indicated above will not be presented with greater prominence than the directly comparable financial measure calculated and presented in accordance with GAAP.

3.                                      We see the reference to net debt on page 2 of the earnings release. In future releases please describe how you define net debt and provide the relevant disclosures from Item 10(e) of Regulation S-K.

Response

The Company has noted the staff’s comment and will define net debt and provide relevant disclosures from Item 10(e) of Regulation S-K in future earnings releases, similar to below.

Reconciliation of Debt with Net Debt

We define net debt as long-term debt less cash and cash equivalents. Each of the components of net debt appears in the Condensed Consolidated Balance Sheets. We believe that the presentation of net debt provides useful information to investors because we review net debt as part of our management of our overall liquidity, financial flexibility, capital structure and leverage.

At January 31, 2015 and July 31, 2014, the reconciliations of debt with net debt were calculated as follows:

	January 31,	July 31,
(Amounts in thousands)	2015	2014

Long-term debt	$95,500	$80,500
Less cash and cash equivalents	(24,092)	(31,781)
Net debt	$71,408	$48,719

*              *              *

In connection with the responses above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at 973-890-7220 or by email at sanaya@cantelmedical.com.

Very truly yours,

Cantel Medical Corp.

By:	/s/ Steven C. Anaya
Steven C. Anaya
Senior Vice President and Chief Accounting Officer